Contact

www.linkedin.com/in/
annebeaumont (LinkedIn)
www.fklaw.com (Company)

Top Skills

Hedge Funds
Derivatives
Swaps

Anne Beaumont

Litigation Partner | Complex Financial Transactions Disputes | Investment & Asset Management Disputes | LIBOR Transition
New York

Summary

I am the head of Friedman Kaplan's LIBOR Transition Task Force, and a member of the firm's Management Committee. My practice focuses on representation of investment management firms and their managers and investors as well as financial services firms in disputes and litigation involving complex financial products and transactions. I counsel a variety of counterparties in connection with margin calls, termination and close-out of derivatives transactions, and other issues relating to complex financial products. In addition, I counsel and train financial services industry clients on legal compliance, due diligence, and other issues, and I advise investment managers and their professionals on employment and separation issues.

Representative matters available at https://www.fklaw.com/attorneys-Anne-Beaumont.html

7 Times Square, New York, NY 10036-6516

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Experience

Friedman Kaplan Seiler & Adelman LLP
Partner
2006 - Present (16 years)
New York, New York

Friedman Kaplan Seiler & Adelman LLP
Associate
2001 - 2005 (4 years)
New York, New York

Boies, Schiller & Flexner LLP
Associate
1998 - 2001 (3 years)
Armonk, New York

Willkie Farr & Gallagher LLP
Associate
1997 - 1998 (1 year)
New York, New York

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Education

New York University School of Law
J.D., Law · (1994 - 1997)

University of California, Berkeley
A.B., French literature · (1988)

Marquette University
French